Exhibit 99.2

Wipro issues Public Announcement Regarding Buyback Offer

EAST BRUNSWICK, N.J. | BENGALURU, India – May 25, 2026: On May 25, 2026, Wipro Limited (NYSE:WIT, BSE: 507685, NSE: WIPRO) (the “Company”), a leading AI-powered technology services and consulting company, issued a public announcement in India (“Public Announcement”) providing further details regarding the buyback (“Buyback”) by the Company of up to 60,00,00,000 (Sixty Crore) fully paid-up equity shares of face value ₹ 2/- (Rupees Two only) each of the Company (the “Equity Shares”) representing up to 5.72% of the total number of Equity Shares in the existing total paid-up Equity Share capital of the Company at a price of ₹ 250/- (Rupees Two Hundred and Fifty only) per Equity Share (US$ 2.711) (the “Buyback Price”) payable in cash for an aggregate amount of up to ₹ 1,50,00,00,00,000/- (Rupees Fifteen Thousand Crore only) (“Buyback Size”). The Buyback Size represents 24.99% and 19.99% of the aggregate of the Company’s fully paid-up Equity Share capital and free reserves as per the latest audited standalone and consolidated financial statements of the Company for the year ended on March 31, 2026, respectively.

The Buyback will be conducted on a proportionate basis through the “tender offer” route as prescribed under the Companies Act, 2023, the Companies (Share Capital and Debentures) Rules, 2014 (to the extent applicable), the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 2018, as amended, and the Indian Companies Act, 2013, as amended from time to time (the “Buyback Regulations”), and rules made thereunder, including any statutory modifications or re-enactments thereof, from all holders of Equity Shares who hold Equity Shares as of June 5, 2026, the record date for the Buyback (the “Record Date”). The Buyback Size does not include any transaction costs viz. brokerage, applicable taxes such as securities transaction tax, goods and service tax, stamp duty, expenses incurred or to be incurred for the Buyback like filing fees payable to the Securities and Exchange Board of India, advisors/legal fees, public announcement publication expenses, printing and dispatch and other incidental and related expenses, etc.

The Company’s American Depositary Shares (“ADSs”), each representing one Equity Share, evidenced by American Depositary Receipts (“ADRs”), are traded in the United States (“U.S.”) on the New York Stock Exchange (“NYSE”) under the ticker symbol “WIT”. In order for a holder of ADSs to participate in the Buyback, such holder will need to become a direct shareholder of the Company prior to the Record Date. To have the chance to become a direct shareholder of the Company prior to the Record Date, holders of ADSs will need to submit their ADSs to JPMorgan Chase Bank, N.A., as ADS Depositary (the “Depositary”) for cancellation and withdrawing the underlying Equity Shares, no later than 12:00 noon New York City time on June 2, 2026 (the “Cancellation Deadline”) so that they are holders of Equity Shares as of the Record Date.

[1]	The U.S. dollar amounts are for illustrative purposes only and are based on the exchange rate of ₹ 92.25/$1 as of April 8, 2026 (Source: http://www.federalreserve.gov/releases/h10/hist/dat00_in.htm).

In order to cancel ADSs, holders of ADSs must comply with all of the provisions governing the ADSs related thereto (including without limitation, payment of all fees, charges and expenses owing) no later than the Cancellation Deadline and, prior to the Record Date, will also need to establish a brokerage account in India that is a depository receipt (“DR”) type demat account in order to receive the withdrawn Equity Shares. Equity Shares may only be delivered to a DR type demat account. Such holders will then be able to tender the Equity Shares in the Buyback in accordance with the terms of the Buyback. Holders of ADSs have received, through the Notice of Postal Ballot sent to all holders of Equity Shares, including ADS holders, on April 21, 2026. On April 21, 2026, the Company also made available on its website a notice to holders of ADSs of the Buyback and information regarding surrendering the ADSs to the Depositary for cancellation and withdrawing the underlying Equity Shares so that they can participate in the Buyback and a notice to holders of ADSs concerning certain tax disclosures (the “ADS Notices”). As stated in the ADS Notices, holders of ADSs should note that they may not have sufficient time to establish a brokerage account in India such that they are able to tender Equity Shares and participate in the Buyback. The Depositary will not assist in establishing accounts in India nor will it assist holders in complying with the terms of the Buyback. If an ADS holder withdraws the underlying Equity Shares, such holder will not be able to re-deposit their Equity Shares into the ADR program and receive ADSs in return, regardless of whether such holder participates in the Buyback. Equity Shares are not listed on, and cannot be sold on, a U.S. exchange. Holders of ADSs who decide to withdraw the underlying Equity Shares will be responsible for any related taxes, duties and fees, including fees payable to the Depositary to cancel the ADSs. Each investor, including holders of ADSs, should consult its own tax advisor with respect to the U.S. Federal, State and local and non-U.S. tax consequences of participating in the Buyback.

Holders of ADSs are advised to review the current trading price of ADSs on the NYSE, the current trading price of the Equity Shares on the National Stock Exchange of India Limited (“NSE”) and BSE Limited (“BSE”), and the Buyback Price prior to surrendering the ADSs for cancellation and withdrawing any Equity Shares. The Buyback Price is at a 15.22% and 26.67% premium to the volume weighted average market price of an ADS on the NYSE for the 60 and 10 trading days, respectively, preceding the date of notice to NSE and BSE of the board meeting to consider the proposal of the Buyback, i.e., April 9, 20262. The Buyback Price will be paid in Indian Rupees, therefore, holders of ADSs should also review foreign exchange rates in effect prior to making any decisions regarding the withdrawal of Equity Shares underlying the ADSs and participating in the Buyback. In addition, shareholders who intend to participate in the Buyback should consult with their stockbrokers regarding any costs, charges and expenses (including brokerage) that may be required by the stockbroker for participating in the Buyback (secondary market transaction). The Buyback consideration received by selling shareholders in respect of accepted Equity Shares could be net of such costs, charges, withholding taxes (if any), securities transaction tax, goods and services tax, stamp duty and expenses (including brokerage). Selling shareholders will be responsible for all such costs, charges and expenses.

The Public Announcement published in India on May 25, 2026 and supplemental information regarding the participation in the Buyback by holders of ADSs are posted on the Company’s website at https://www.wipro.com/investors/buy-back/ and are available on the website of the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov, generally on Form CB or Form 6-K. Such documents contain important additional information about the Buyback and related matters. Holders of ADSs are strongly encouraged to read such documents and consult with their financial and tax advisors prior to determining to submit their ADSs to the Depositary for cancellation and withdrawing the underlying Equity Shares.

[2]	Based on the exchange rate of ₹92.25/$1 as of April 08, 2026 (Source: http://www.federalreserve.gov/releases/h10/hist/dat00_in.htm

The complete terms and conditions of the Buyback will be contained in the Letter of Offer which is expected to be mailed to holders of Equity Shares as of the Record Date after receipt of all necessary approvals. The Letter of Offer will also be available on www.wipro.com.

If you have any questions regarding an Equity Share withdrawal or the Buyback, please call the Company at +91-80-2844 0011 or send an e-mail to corp-secretarial@wipro.com.

Persons holding ADSs through a bank, broker or other nominee should contact such bank, broker or nominee with any questions they may have related to such cancellation procedures. Registered holders of ADRs may, however, contact the Depositary about the procedure related to the cancellation of their ADSs. Please do not contact the Depositary regarding the Buyback.

Special Notice to Securityholders in the United States

The Buyback is being made for securities of an Indian company and is subject to the laws of India. It is important for U.S. securities holders to be aware that the Buyback is subject to tender offer laws and regulations in India that are different from those in the U.S. and documents related to the Buyback will be prepared in accordance with Indian format and style, which differs from customary U.S. format and style. Certain of the U.S. federal securities laws apply to the Buyback as there are U.S. holders of Equity Shares and ADSs. The Buyback is being treated in the U.S. as one to which the “Tier I” exemption set forth in Rule 13e-4(h)(8) under the U.S. Securities Exchange Act of 1934, as amended, is applicable.

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading AI-powered technology services and consulting company focused on building innovative solutions that address clients’ most complex digital transformation needs. Leveraging our consulting-led approach and the Wipro Intelligence™ unified suite of AI-powered platforms, solutions and transformative offerings, we help clients realize their boldest ambitions to build intelligent and sustainable businesses. The Wipro Innovation Network – part of the Wipro Intelligence™ suite – underpins our commitment to client-centric co-innovation and co-creation by bringing together capabilities from the innovation labs and partner labs, academia, and global tech communities. With over 240,000 employees and business partners across 65 countries, we deliver on the promise of helping our customers, colleagues, and communities thrive in an ever-changing world. For additional information, visit us at www.wipro.com.

Media Contact: Wipro Media Relations media-relations@wipro.com	Dinesh Joshi dinesh.joshi@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding the Buyback process, our ability to complete the Buyback, including with respect to our compliance with the Buyback Regulations, tax treatment and consequences related to the Buyback, and our plans, expectations and intentions. Wipro cautions readers that the forward looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry.

Additional risks that could affect our future operating results are more fully described in our filings with the SEC, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov .We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the SEC and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.